UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of December 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



LETTER TO:  RNS

Notification of Change to Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc. equals 32,415,096 shares, representing 4.0399% of the issued share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

From:  Stephen Jones (Deputy Secretary)

                                       SCHEDULE

                                      PEARSON PLC

                      Outstanding Shares          802,371,835


Registered Holder               No. of Shares                         % of Class

Bank of New York                      424,210                            0.0529%

Chase Nominees Ltd                 24,120,573                            3.0062%

Citibank Nominees Ltd.                461,964                            0.0576%

Deutsche Bank                          24,900                            0.0031%

Euroclear                               7,398                            0.0009%

HSBC Bank PLC                          30,480                            0.0038%

Mellon Trust                        2,249,335                            0.2803%

Merrill Lynch                         454,390                            0.0566%

Northern Trust Company                780,047                            0.0972%

Royal Trust Corp of Canada          1,224,676                            0.1526%

State Street Nominees Limited       2,637,123                            0.3287%

TOTAL                              32,415,096                            4.0399%



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 16 December 2003

                            By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary